Exhibit 1

Media Relations	Investor Relations
Andrea Castro Velez	Pablo Gutierrez
+57 (1) 603-9134	+57 (1) 603-9051
andrea.castro@cemex.com	pabloantonio.gutierrez@cemex.com

CLH’S FREE CASH FLOW IMPROVED BY 68%

AND NET DEBT WAS REDUCED BY 11%, DURING 2019

•	In Colombia, our net sales and EBITDA improved by 7% and 3%, respectively, in local-currency terms during the full year 2019

•	In Colombia, our cement prices increased by 11% from December 2018 to December 2019, in local-currency terms, while our volumes improved by 9% during 2019

•	Free cash flow reached US$93 million during the full year 2019, improving by 68%

•	Net debt was reduced by US$92 million, or by 11%, during the full year 2019

BOGOTA, COLOMBIA. FEBRUARY 12, 2020 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that its consolidated net sales reached US$237 million during the fourth quarter of 2019, a decline of 9% in U.S.-dollar terms or of 6% in local-currency terms, compared to those of the same period of 2018. Operating EBITDA reached US$53 million during the fourth quarter, a decline of 6% in U.S.-dollar terms or of 5% in local-currency terms, on a year-over-year basis.

During the fourth quarter of 2019, consolidated domestic gray cement, ready-mix and aggregates volumes declined by 3%, 13% and 10%, respectively, compared to those of the fourth quarter of 2018. Consolidated prices in local-currency terms for domestic gray cement and aggregates both increased by 1%, while for ready-mix decreased by 4%, during the quarter on a year over year basis.

Jesus Gonzalez, CEO of CLH, said, “We are pleased with our results in Colombia, where our sales and EBITDA increased by 7% and 3%, respectively, during 2019 in local-currency terms. Nevertheless, our consolidated results during this period were impacted by the depreciation of the Colombian peso against the U.S. dollar, and the much weaker markets in Panama, Costa Rica and Nicaragua. To respond to this challenge—and as part of our A Stronger CEMEX plan in 2019—we achieved recurring savings of US$20 million and dedicated our free cash flow to reduce financial debt”.

Jesus Gonzalez added, “During 2019 our free cash flow improved by 68%, reaching US$93 million dollars and reducing our debt by US$92 million dollars, or by 11%. Additionally, during December we refinanced the loans which matured in 2020. Now, our debt-maturity profile is more manageable, and we do not have material debt maturities until December 2022”

Consolidated Corporate Results

During the fourth quarter, controlling interest net income was a loss of US$3 million, compared to a gain of US$9 million during the same quarter of 2018.

Geographical Markets Fourth Quarter 2019 Highlights

Operating EBITDA in Colombia reached US$32 million, 38% higher in U.S.-dollar terms or 41% higher in local-currency terms, compared to that of the fourth quarter of 2018. Net sales on a year-over-year basis increased by 2% in U.S.-dollar terms or increased by 7% in local-currency terms, to US$128 million, during the quarter.

In Panama, operating EBITDA declined by 23% to US$10 million during the quarter. Net sales reached US$38 million during the fourth quarter of 2019; a 27% decline compared to those of the same period of 2018.

In Costa Rica, operating EBITDA reached US$7 million during the quarter, 22% lower in U.S.-dollar terms or 27% lower in local-currency terms, on a year-over-year basis. Net sales reached US$22 million, a decline of 20% in U.S.-dollar terms or of 24% in local-currency terms, compared to those of the fourth quarter of 2018.

In the Rest of CLH operating EBITDA declined by 25% in U.S.-dollar terms or by 23% in local-currency terms, to US$14 million during the quarter. Quarterly net sales reached US$52 million, 11% lower in U.S.-dollar terms or 9% lower in local-currency terms, compared to those of the same period of 2018.

In accordance with its vision, CLH will continue constantly evolving to become more flexible in our operations, more creative in our commercial offerings, more sustainable in our use of resources, more innovative in conducting our business, and more efficient in our capital allocation. CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, and Guatemala.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

2